UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒  ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2014

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT

AND STOCK OWNERSHIP PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION

(Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons

Ithaca, New York 14851

(607) 273-3210

(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014 AND 2013

CONTENTS

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE

Form 5500 - Schedule H - Part IV:

Item 4i - Schedule of Assets Held for Investment Purposes
at End of Year - December 31, 2014	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Tompkins Financial Corporation

Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes At End of Year - December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Tompkins Financial Corporation Investment and Stock Ownership Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elmira, New York

June 25, 2015

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$11,546,867	$10,551,163
Mutual funds	—	23,198,736
Pooled market value separate accounts	65,180,516	37,218,752
Guaranteed Income Fund	13,954,136	13,413,435
TOTAL INVESTMENTS	90,681,519	84,382,086

Receivables:
Notes receivable from participants	2,122,718	1,839,597
Employer contributions	595,349	486,394
TOTAL RECEIVABLES	2,718,067	2,325,991

NET ASSETS AVAILABLE
FOR BENEFITS	$93,399,586	$86,708,077

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2014	2013
ADDITIONS
Additions to net assets attributed to:
Investment income:
Interest and dividends	$672,485	$1,279,514
Net appreciation in fair value of investments	4,292,945	12,671,835
	4,965,430	13,951,349

Participant note interest	77,246	78,254

Contributions:
Employer	2,334,898	2,269,914
Participant	5,182,624	4,767,348
Rollover	524,071	599,544
	8,041,593	7,636,806

Transfer from Tompkins Financial Corporation
Employee Stock Ownership Plan	303,061	188,278
TOTAL ADDITIONS	13,387,330	21,854,687

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	6,695,821	4,892,186
TOTAL DEDUCTIONS	6,695,821	4,892,186

NET INCREASE	6,691,509	16,962,501

Net assets available for benefits
at beginning of year	86,708,077	69,745,576
NET ASSETS AVAILABLE FOR BENEFITS
AT END OF YEAR	$93,399,586	$86,708,077

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments of the Plan are participant directed.

Eligibility

All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting

For employees hired prior to January 1, 2014, a participant is immediately vested in all contributions and earnings thereon. Effective January 1, 2014, the vesting provision of the plan was amended to provide for vesting on the non-elective and matching contributions based on years of service. For employees hired on or after January 1, 2014, a participant is 100 percent vested in the matching contributions after three years of service.

Contributions

Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Board approved a 4% contribution for 2014 and 2013.

Participant notes receivable

Participant notes receivable are measured and valued at their unpaid principal balance plus any accrued but unpaid interest. Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the bank prime rate plus 1% at the time of the loan. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE A: DESCRIPTION OF PLAN, Cont’d

Diversification and transfers

Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2014 and 2013, participants transferred $303,061 and $188,278, respectively.

Participants’ accounts

Each participant’s account is credited with the participant’s elective deferral, an allocation of the Company’s matching and discretionary contributions and allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of benefits

Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Tompkins Financial Corporation common stock

Tompkins Financial Corporation common stock is valued at the market value as listed on the American Stock Exchange for publicly traded securities.

Mutual funds

Mutual funds are valued at quoted market prices.

Pooled market value separate accounts

The funds are organized as pooled separate accounts of Prudential Retirement Insurance and Annuity Company (PRIAC), an ultimate wholly-owned subsidiary of Prudential Financial, Inc., as investment vehicles for qualified retirement plans.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont’d

The value of each fund and of each unit of participation is determined at the close of each day in which PRIAC and the New York Stock Exchange are open for business or as determined by PRIAC (“Valuation Date”). Units of participation in each Fund are issued and redeemed only on a Valuation Date, at the value so determined.

Guaranteed income fund (GIF)

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The GIF is a benefit responsive annuity contract. This product is not a traditional guaranteed insurance contract and therefore there are not any known cash flows that could be discounted. As a result, the fair value shown is equal to Contract Value.

The average yield earned by the Plan and its participants was 2.05% and 2.25% for the years ended December 31, 2014 and 2013, respectively. Generally there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Administrative expenses

The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits

Benefits are recorded when paid.

Subsequent events

The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE C: FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used, as outlined in Note B, need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following disclosures are required by FASB ASC 820-10-55 and FASB ASU 2009-12, “Investments in Certain Entities That Calculate Net Asset Value Per Share”:

The fair values of these funds have been calculated using the net asset value per share of the underlying investments. There are no unfunded commitments for the pooled market value separate accounts as of December 31, 2014 and 2013. There is no waiting period or other restrictions on redemptions from pooled market value separate accounts. The following are descriptions of the pooled market value separate accounts:

 International Blend - Wellington

This fund invests primarily in international stocks. The fund seeks to provide capital appreciation and to outperform the Custom Blend International Stock Index over the long-term.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

Large Cap Growth - MFS

This fund invests primarily in U.S. Stocks. The fund seeks to provide long-term growth of capital and to outperform the Russell 1000 Growth Index over the long-term

Large Cap Value - LSV Asset Management

This fund invests primarily in U.S. Stocks. The fund seeks to provide capital appreciation and to outperform the Russell 1000 Value and S&P 500 Indexes over the long-term

Core Plus Bond - PIM Fund

This fund invests primarily in U.S. Bonds. The fund seeks to exceed the return of the Barclay’s Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

Small Cap Blend - Glenmede

This fund invests primarily in U.S. Stocks. The fund seeks to provide capital appreciation and to outperform the Russell 2000 Growth Index over the long-term

Mid Cap Value - Systematic Fund

This fund invests primarily in U.S. Stocks. The fund seeks to provide capital appreciation and to outperform the Russell Midcap Value Index over the long-term. The securities of mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements.

Mid Cap Growth - Frontier Fund

This fund invests primarily in U.S. Stocks. The fund seeks to provide capital appreciation and to outperform the Russell Midcap Growth Index over the long-term. The securities of mid-capitalization companies involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements

Dryden S&P 500 Index Fund

This fund invests primarily in U.S. Stocks. The fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

Large Cap Blend - MFS Fund

This fund invests primarily in U.S. Stocks. The fund seeks to provide long-term growth of capital by investing in equity securities and equity securities convertible into common stocks traded on the U.S. exchanges and issued by large, established companies. The fund invests in both value and growth securities.

The preceding methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth by Level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
December 31, 2014
Tompkins Financial Corporation common stock	$11,546,867	$—	$—	$11,546,867
Pooled market value separate accounts:
International blend fund	—	14,320,586	—	14,320,586
Large cap growth stock	—	10,280,463	—	10,280,463
Large cap value fund	—	9,417,736	—	9,417,736
U.S. bond	—	12,321,491	—	12,321,491
Small cap blend fund	—	993,879	—	993,879
Mid cap value stock	—	5,663,307	—	5,663,307
Mid cap growth stock	—	7,060,398	—	7,060,398
Index fund stock	—	3,006,057	—	3,006,057
Large cap blend stock	—	2,116,599	—	2,116,599
Guaranteed Income Fund	—	—	13,954,136	13,954,136
Total assets at fair value	$11,546,867	$65,180,516	$13,954,136	$90,681,519

December 31, 2013
Tompkins Financial Corporation common stock	$10,551,163	$—	$—	$10,551,163
Mutual funds:
Mid cap growth fund	982,202	—	—	982,202
Foreign large blend fund	13,701,512	—	—	13,701,512
Large cap value fund	8,515,022	—	—	8,515,022
Pooled market value separate accounts:
U.S. bond	—	12,178,641	—	12,178,641
Large cap growth stock	—	9,361,809	—	9,361,809
Mid cap value stock	—	5,188,822	—	5,188,822
Mid cap growth stock	—	6,332,624	—	6,332,624
Index fund stock	—	2,185,254	—	2,185,254
Large cap blend stock	—	1,971,602	—	1,971,602
Guaranteed Income Fund	—	—	13,413,435	13,413,435
Total assets at fair value	$33,749,899	$37,218,752	$13,413,435	$84,382,086

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following is a reconciliation of the beginning and ending balances for assets measured at fair value, on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013

Guaranteed income fund:
Balance at beginning of year	$13,413,435	$11,919,560
Purchases	3,045,276	3,740,751
Sales	(2,778,420)	(2,527,928)
Interest	273,845	281,052
Balance at end of year	$13,954,136	$13,413,435

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE D: INVESTMENTS

The following presents the fair value of investments and the net appreciation in fair value. Investments that represent 5% or more of the Plan’s net assets available for benefits are separately identified:

	December 31,
	2014	2013
	Fair value at	Fair value at
	end of year	end of year

Tompkins Financial Corporation common stock	$11,546,867	$10,551,163
Mutual funds:
American - Europacific Growth R4	—	13,701,512
Eaton Vance Large Cap Value A	—	8,515,022
Other	—	982,202
	—	23,198,736
Pooled market value separate accounts:
International Blend - Wellington	14,320,586	—
Large Cap Growth - MFS	10,280,463	9,361,809
Large Cap Value - LSV Asset Mgmt	9,417,736	—
Core Plus Bond - PIM	12,321,491	12,178,641
Mid Cap Value - Systematic	5,663,307	5,188,822
Mid Cap Growth - Frontier	7,060,398	6,332,624
Other	6,116,535	4,156,856
	65,180,516	37,218,752
Group Annuity Contract:
Guaranteed Income Fund	13,954,136	13,413,435
	$90,681,519	$84,382,086

The investments appreciated in fair value as follows:

	Year ended December 31,
	2014	2013

Tompkins Financial Corporation common stock	$823,998	$2,395,009
Mutual funds	1,316,393	3,815,292
Pooled market value separate accounts	2,152,554	6,461,534
	$4,292,945	$12,671,835

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 29, 2014, that the prototype plan under which the Plan was adopted is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions. The tax period for the year ended December 31, 2013 is currently under audit. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2011.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of the Guaranteed Income Fund, mutual funds and pooled market value separate accounts managed by affiliates of Prudential Retirement. Prudential Retirement acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.

The Plan invests in Tompkins Financial Corporation common stock which represents approximately 12% of net assets available for benefits at December 31, 2014 and 2013.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2014 AND 2013

NOTE I: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the
financial statements	$93,399,586	$86,708,077

Less: employer contributions receivable	(595,349)	(486,394)

Net assets available for benefits per Form 5500	$92,804,237	$86,221,683

The following is a reconciliation of participant contributions per the financial statements to Form 5500:

	December 31,
	2014	2013

Participant contributions per the financial statements	$5,182,624	$4,767,348

Add: prior year employer contributions receivable	486,394	429,439

Less: current year employer contributions receivable	(595,349)	(486,394)

Participant contributions per the Form 5500	$5,073,669	$4,710,393

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent to the year in which the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing amount is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN: 15-0470650

PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AT END OF YEAR - DECEMBER 31, 2014

(a)	(b)	(c)	(e)
		Description of investment,
Party		including maturity date, rate of
in	Identity of issue, borrower,	interest, collateral, par or	Current
interest	lessor or similar party	maturity value	Value

*	Prudential Retirement Insurance	480,761.2338 units	$13,954,136
	and Annuity Company	Guaranteed Income Fund
*	Prudential Retirement Insurance	603,363.0832 units	14,320,586
	and Annuity Company	Int’l Blend/Wellington
*	Prudential Retirement Insurance	479,162.9453 units	10,280,463
	and Annuity Company	Large Cap Growth/MFS
*	Prudential Retirement Insurance	297,124.9175 units	9,417,736
	and Annuity Company	Large Cap Val/LSV Asset Mgmt
*	Prudential Retirement Insurance	610,977.5587 units	12,321,491
	and Annuity Company	Core Plus Bond/PIM
*	Prudential Retirement Insurance	37,715.9563 units	993,879
	and Annuity Company	Small Cap Blend/Glenmede
*	Prudential Retirement Insurance	324,833.6140 units	5,663,307
	and Annuity Company	Mid Cap Value/Systematic
*	Prudential Retirement Insurance	379,468.8912 units	7,060,398
	and Annuity Company	Mid Cap Growth/Frontier
*	Prudential Retirement Insurance	20,619.3019 units	3,006,057
	and Annuity Company	Dryden S&P 500 Index Fund
*	Prudential Retirement Insurance	35,341.8086 units	2,116,599
	and Annuity Company	Large Cap Blend/MFS

*	Tompkins Financial Corporation	208,804.1025 units
		Tompkins Financial
		Corporation Common Stock	11,546,867
			90,681,519

*	Participant notes receivable	3.25% - 5.50%	2,122,718
			$92,804,237

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: Tompkins Trust Company

Date: June 25, 2015	By:	/s/ Francis M. Fetsko
Francis M. Fetsko Executive Vice President and Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP